Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

P.A.M. TRANSPORTATION SERVICES, INC.

I.

The name of the corporation is P.A.M. Transportation Services, Inc.

II.

The Certificate of Incorporation shall be amended by the addition of the following new Article 13:

13.     Any director may be removed at any time, with or without cause, by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding shares of the stock of the Corporation entitled to elect directors, either at the annual meeting or at a special meeting called for that purpose. No amendment to this Amended and Restated Certificate of Incorporation shall amend, alter, change or repeal this Article 13, unless such amendment, in addition to receiving any shareholder vote or consent required by the laws of the State of Delaware in effect at the time, shall receive the affirmative vote or consent of the holders of seventy-five percent (75%) of the outstanding shares of stock of the Corporation entitled to elect directors.

III.

The amendment set forth herein was adopted by the stockholders of the Corporation at the 2020 Annual Meeting of Stockholders held on April 29, 2020, in accordance with the applicable provisions of Section 242 of the Delaware General Corporation Law, as amended.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by Allen W. West, Vice President-Finance, Chief Financial Officer, Secretary and Treasurer of the Corporation, on the 30th day of April, 2020.

P.A.M. TRANSPORTATION SERVICES, INC.

By:	/s/ Allen West
Allen W. West Vice President-Finance, Chief Financial Officer, Secretary and Treasurer